                                                                    Exhibit 12.1

                               THE PANTRY, INC.
                               ----------------

        SCHEDULE I - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        --------------------------------------------------------------
                            (Dollars in thousands)

                                    Sep. 30,    Sep. 29,    Sep. 28,    Sep. 26,   Sep. 25,
                                      1993        1994        1995        1996       1997
                                    --------    --------    --------    --------    -------
Pretax (loss) income..............  $ 3,326     $  (181)    $(3,639)   $(10,778)    $  (975)

Fixed charges:
 Interest expense.................    7,434      12,047      13,241      11,992      13,039
 Amortization of deferred
  financing costs.................      162         908       1,038       1,359       1,461
 Preferred stock dividends........      331          31           -       2,654       5,304
 Rental expense (1)...............    2,334       2,183       2,253       2,709       2,901
                                    -------     -------     -------    --------     -------
Total fixed charges...............  $10,261     $15,169     $16,532    $ 18,714     $22,705
                                    -------     -------     -------    --------     -------

Earnings..........................  $13,587     $14,988     $12,893    $  7,936     $21,730
                                    -------     -------     -------    --------     -------

Ratio (shortfall) of
 earnings to fixed charges........     1.32     $  (181)    $(3,639)   $(10,778)    $  (975)
                                    =======     =======     =======    ========     =======

(1) One-third of rental expense related to operating leases representing an appropriate interest factor.